SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2022 ANNUAL GENERAL MEETING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 4, 2023	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2022 ANNUAL GENERAL MEETING

A notice of the 2022 AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 20 June 2023 is set out at page 43 to page 48 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 30 May 2023. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the form of proxy shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shareholders, the form of proxy shall be lodged with the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

5 May 2023

* *For identification purposes only*

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the ordinary shares denominated in RMB issued by the Company which are subscribed for in RMB and listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"AGM"	the 2022 annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 20 June 2023;
"Articles of Association"	the articles of association of the Company;
"Board"	the board of directors of the Company;
"CBIRC"	China Banking and Insurance Regulatory Commission, formerly known as China Banking Regulatory Commission;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 31.90% of the total issued share capital of the Company as at the Latest Practicable Date;
"Chinalco Factoring"	Chinalco Commercial Factoring Co., Ltd.* (中鋁商業保理有限公司), a company incorporated in the PRC with limited liability, and as at the Latest Practicable Date, is a subsidiary of Chinalco;
"Chinalco Finance"	Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司), a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the Latest Practicable Date. Chinalco Finance is a non-banking financial institution legally established with the approval of CBIRC and is a professional institution engaging in corporate financial services;

"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司), a company incorporated in the PRC with limited liability, and as at the Latest Practicable Date, is a subsidiary of Chinalco;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively;
"Comprehensive Social and Logistics Services Agreement"	the comprehensive social and logistics services agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Daily Continuing Connected Transactions"	the continuing connected transactions which have been or will continue to be entered into between the Group as a party and Chinalco as the other party;
"Director(s)"	the director(s) of the Company;
"Existing Factoring Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Factoring on 26 October 2021, pursuant to which Chinalco Factoring agreed to provide and the Company agreed to accept the factoring financing services specified thereunder, the term of which is from 1 January 2022 to 31 December 2024;
"Existing Finance Lease Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Lease on 26 October 2021, pursuant to which Chinalco Lease agreed to provide and the Company agreed to accept the finance leasing services specified thereunder, the term of which is from 1 January 2022 to 31 December 2024;

"Existing Supplementary Agreement"	the supplementary agreement entered into between Chinalco and the Company on 26 October 2021 to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement until 31 December 2024;
"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"	the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"General Services Master Agreement"	the general services master agreement entered into between Chinalco and the Company on 21 March 2023, the term of which is from 1 January 2023 to 31 December 2025;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Share(s);
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"	the independent board committee comprising independent non-executive Directors formed by the Company to advise the Independent Shareholders in respect of (1) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, and the respective proposed caps thereunder; (2) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (3) the deposit services under the New Financial Services Agreement and the proposed caps thereunder;
"Independent Shareholder(s)"	the Shareholders other than Chinalco and its associates, who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the continuing connected transactions;
"Land Use Rights Leasing Agreement"	the land use rights leasing agreement entered into between Chinalco and the Company on 5 November 2001 for a term of fifty years expiring on 30 June 2051;
"Latest Practicable Date"	28 April 2023, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;
"Mineral Supply Agreement"	the mineral supply agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"New Factoring Cooperation Framework Agreement"	the factoring cooperation framework agreement entered into between the Company and Chinalco Factoring on 21 March 2023, pursuant to which Chinalco Factoring agreed to provide and the Company agreed to accept the factoring financing services specified thereunder, which is valid until 31 December 2025;
"New Finance Lease Cooperation Framework Agreement"	the finance lease cooperation framework agreement entered into between the Company and Chinalco Lease on 21 March 2023, pursuant to which Chinalco Lease agreed to provide and the Company agreed to accept the finance leasing services specified thereunder, which is valid until 31 December 2025;

"New Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 21 March 2023, pursuant to which Chinalco Finance agreed to provide and the Company agreed to accept the financial services specified thereunder, which is valid until 31 December 2025;
"New Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between Chinalco and the Company on 21 March 2023, which is valid until 31 December 2025;
"New Supplementary Agreement"	the supplementary agreement with conditions precedent entered into between Chinalco and the Company on 21 March 2023 to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement until 31 December 2025 to replace the Existing Supplementary Agreement;
"PBOC"	the People's Bank of China, the central bank of the PRC;
"Pingguo Aluminum"	Pingguo Aluminum Co., Ltd.* (平果鋁業有限公司), a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of the Company as at the Latest Practicable Date;
"Provision of Engineering, Construction and Supervisory Services Agreement"	the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shanxi New Materials"	Chalco Shanxi New Materials Co., Ltd. (中鋁山西新材料有限公司), a limited liability company incorporated in the PRC, and a subsidiary of the Company as at the Latest Practicable Date;
"Share(s)"	A Share(s) and H Share(s);

"Shareholder(s)"	holder(s) of A Shares and holder(s) of H Shares;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Supervisor(s)"	the supervisor(s) of the Company;
"Supervisory Committee"	the supervisory committee of the Company;
"Yunnan Aluminum"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A shares of which are listed on Shenzhen Stock Exchange (stock code: 000807), and a subsidiary of the Company as at the Latest Practicable Date; and
"%"	per cent.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Liu Jianping
Mr. Zhu Runzhou
Mr. Ou Xiaowu
Mr. Jiang Tao

Non-executive Directors:
Mr. Zhang Jilong
Mr. Chen Pengjun

Independent Non-executive Directors:
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly

Registered office:
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Room 4501, Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

5 May 2023

To the Shareholders

Dear Sirs or Madams,

2022 ANNUAL GENERAL MEETING

I. INTRODUCTION

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the AGM:

ORDINARY RESOLUTIONS

1. To consider and approve the resolution in relation to the Report of the Board of the Company for the year 2022;

2. To consider and approve the resolution in relation to the Supervisory Committee's Report of the Company for the year 2022;

3. To consider and approve the resolution in relation to the independent auditor's report and the audited financial reports of the Company for the year 2022;

4. To consider and approve the resolution in relation to profit distribution plan of the Company for the year 2022;

5. To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2023;

6. To consider and approve the resolution in relation to the proposed renewal of liability insurance for year 2023–2024 for the Directors, Supervisors and senior management members of the Company;

7. To consider and approve the resolution in relation to the proposed re-appointment of auditors of the Company;

8. To consider and approve the resolution in relation to the proposed provision of guarantee by the Company for Shanxi New Materials in respect of the application for alumina futures warehouse;

9. To consider and approve the following resolutions in relation to the Daily Continuing Connected Transactions entered into between the Company and Chinalco and the proposed caps thereunder on an individual basis:

   (1) To consider and approve the continuing connected transactions under the Comprehensive Social and Logistics Services Agreement by the Company with Chinalco and the proposed caps thereunder.

   (2) To consider and approve the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the Company with Chinalco and the proposed caps thereunder.

   (3) To consider and approve the continuing connected transactions under the Mineral Supply Agreement by the Company with Chinalco and the proposed caps thereunder.

(4) To consider and approve the continuing connected transactions under the Provision of Engineering, Construction and Supervisory Services Agreement by the Company with Chinalco and the proposed caps thereunder.

(5) To consider and approve the proposed caps under the Land Use Rights Leasing Agreement by the Company with Chinalco.

(6) To consider and approve the continuing connected transactions under the New Fixed Assets Lease Framework Agreement by the Company with Chinalco and the proposed caps thereunder.

(7) To consider and approve the continuing connected transactions under the General Services Master Agreement and the proposed caps thereunder.

10. To consider and approve the resolution in relation to the entering into of the New Financial Services Agreement between the Company and Chinalco Finance and the proposed caps thereunder;

11. To consider and approve the resolution in relation to the entering into of the New Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease and the proposed caps thereunder;

12. To consider and approve the resolution in relation to the entering into of the New Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring and the proposed caps thereunder;

SPECIAL RESOLUTIONS

13. To consider and approve the resolution in relation to the 2023 bonds issuance plan of the Company;

14. To consider and approve the resolution in relation to the grant of general mandate to the Board of the Company to issue additional H Shares.

II. BUSINESS TO BE CONSIDERED AT THE AGM

1. The Resolution in Relation to the Report of the Board of the Company for the Year 2022

Details of the Report of the Board for the year 2022 are set out in the Appendix of this circular.

2. The Resolution in Relation to the Supervisory Committee's Report of the Company for the Year 2022

Details of the Supervisory Committee's Report for the year 2022 are set out in the 2022 Annual Report of the Company and available at the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

3. The Resolution in Relation to the Independent Auditor's Report and the Audited Financial Reports of the Company for the Year 2022

The independent auditor's report and the audited financial reports for the year 2022 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards) are set out in the 2022 Annual Report of the Company and available at the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn).

4. The Resolution in Relation to the Profit Distribution Plan of the Company for the Year 2022

After being audited, for the year 2022, the net profit of financial statements of the Company (including the parent company but excluding the subsidiaries) was RMB1,682,538,000 and the net profit attributable to shareholders of the listed company in the consolidated financial statements was RMB4,191,927,000.

After consideration by the Board, the Company intends to withdraw the legal reserve of RMB168,254,000 at 10% of the net profit of financial statements for the year 2022 of the Company (including the parent company but excluding the subsidiaries); and intends to withdraw 36.72% of the net profit and distribute cash dividends to Shareholders in cash at RMB0.036 per share (tax inclusive). Based on the total issued share capital of the Company of 17,161,591,551 shares, the total amount of the dividend is RMB617,817,295.84 (tax inclusive), representing approximately 14.74% of the net profit attributable to shareholders of the listed company in the consolidated financial statements for the year 2022. Upon completion of the distribution, the remaining undistributed profits of the parent company will be carried forward to the next year. For details of the dividend distribution, please refer to the notice of the AGM of the Company dated 5 May 2023.

If there is a change in the total share capital of the Company prior to the date of registration of the equity distribution, it is intended that the total amount of distribution will remain unchanged and the distribution amount per share will be adjusted accordingly, and specific adjustments will be announced separately.

For the year 2022, the Company would make no transfer of capital reserve to increase share capital.

5. The Resolution in Relation to the Remuneration Standards for Directors and Supervisors of the Company for the Year 2023

The Remuneration Committee of the Board has considered and approved the remuneration standards for the Directors and employee representative Supervisors of the Company for the year 2023 and made recommendations to the Board. The Board proposes to adopt the remuneration standards for the Directors and employee representative Supervisors of the Company for the year 2023.

6. The Resolution in Relation to the Proposed Renewal of Liability Insurance for Year 2023–2024 for the Directors, Supervisors and Senior Management Members of the Company

The Board proposes the renewal of liability insurance for the year 2023–2024 for the Company's Directors, Supervisors and senior management members with an insurance amount of US$25 million and total insurance fee of US$489,060 (tax inclusive).

The Board proposes the Chairman of the Company or other persons authorised by the Chairman be authorised to be responsible for matters relating to the renewal of liability insurance for the year 2023–2024 and to execute all relevant documents.

7. The Resolution in Relation to the Proposed Re-appointment of Auditors of the Company

The Board proposes (1) to re-appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers to provide domestic and international audit services to the Company. In particular, PricewaterhouseCoopers Zhong Tian LLP will mainly be the domestic and the U.S. auditor of the Company (including internal control audit); PricewaterhouseCoopers will mainly be the Hong Kong auditor of the Company. The engagement period of the above-mentioned auditors will expire upon the conclusion of the 2023 annual general meeting of the Company; and (2) the total cost of the domestic and international audit services to be provided by the above-mentioned auditors (including internal control audit) shall be limited to RMB18.17 million (including tax and other cost except for accommodation and meals). In the meantime, the Board proposes the Audit Committee of the Board be authorised to specifically determine the remuneration of the above-mentioned auditors according to their work performance.

8. The Resolution in Relation to the Proposed Provision of Guarantee by the Company for Shanxi New Materials in Respect of the Application for Alumina Futures Warehouse

The Board proposes to provide a guarantee for Shanxi New Materials' application of alumina futures warehouse to the Shanghai Futures Exchange (the "**SHFE**"), with the amount of guarantee being determined by the capacity of the alumina futures warehouse applied for by Shanxi New Materials (subject to the final approved capacity of the SHFE) and the market value of the futures commodity, for a guarantee period of not more than four years (inclusive). The term of the authorisation in respect of the guarantee is 24 months from the date of this resolution being approved at the AGM.

The Board proposes the Chairman of the Company or other persons authorised by the Chairman be authorised to be responsible for all matters relating to the above-mentioned guarantee and to execute all relevant documents.

9. The Daily Continuing Connected Transactions Entered into Between the Company and Chinalco and the Proposed Caps Thereunder

Reference is made to the announcement of the Company dated 21 March 2023 in relation to, among others, the Daily Continuing Connected Transactions entered into between the Company and Chinalco and the proposed caps thereunder.

In accordance with the relevant requirements under the Hong Kong Listing Rules, among the Daily Continuing Connected Transactions between the Company and Chinalco, (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement are subject to the Independent Shareholders' approval, while (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement are exempt from the Independent Shareholders' approval requirement. In accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, all of the Daily Continuing Connected Transactions entered into between the Company and Chinalco are subject to the Independent Shareholders' approval.

The above resolution has been considered and approved at the tenth meeting of the eighth session of Board held by the Company on 21 March 2023, and is hereby proposed by the Board at the AGM for approval as an ordinary resolution. A supplemental circular containing, among others, details of these transactions, a letter from the Independent Board Committee and a letter from the independent financial adviser is expected to be dispatched to the Shareholders on or before 5 June 2023.

10. The Entering into of the New Financial Services Agreement between the Company and Chinalco Finance and the Proposed Caps Thereunder

Reference is made to the announcement of the Company dated 21 March 2023 in relation to, among others, the entering into of the New Financial Services Agreement between the Company and Chinalco Finance.

The above resolution has been considered and approved at the tenth meeting of the eighth session of Board held by the Company on 21 March 2023, and is hereby proposed by the Board at the AGM for approval as an ordinary resolution. A supplemental circular containing, among others, details of these transactions, a letter from the Independent Board Committee and a letter from the independent financial adviser is expected to be dispatched to the Shareholders on or before 5 June 2023.

11. The Entering into of the New Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease and the Proposed Caps Thereunder

(1) Introduction

References are made to the announcement of the Company dated 26 October 2021 and the circular of the Company dated 4 November 2021, in relation to, among other things, the entering into of the Existing Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease for a term of three years from 1 January 2022 to 31 December 2024.

Reference is also made to the announcement of the Company dated 21 March 2023 in relation to, among others, the entering into of the New Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Finance Lease Cooperation Framework Agreement with Chinalco Lease to replace the Existing Finance Lease Cooperation Framework Agreement.

(2) New Finance Lease Cooperation Framework Agreement

Date of Signing

21 March 2023

Parties

(1) the Company (as the lessee, for itself and on behalf of its subsidiaries); and

(2) Chinalco Lease (as the lessor).

Methods and Arrangements of Finance Lease

The Group proposed to obtain the financing by way of finance leasing arrangements, including but not limited to direct leasing arrangements and sale-and-leaseback arrangements: (1) direct leasing arrangements, under which, Chinalco Lease will directly purchase the new equipment as required by the Group and lease the same to the Group for its use, while the Group will pay rental to Chinalco Lease accordingly and, upon expiry of the lease term, will purchase the assets from Chinalco Lease at a specific price after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements; and (2) sale-and-leaseback arrangements, under which, the Group will sell its own assets to Chinalco Lease to obtain financing, and then lease back the sold assets and pay rental to Chinalco Lease until expiry of the lease term when the Group will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements. The scope of the assets under the finance lease includes but is not limited to production equipment in relation to alumina, electrolytic aluminum, mining and energy power etc., and the carrying amount of such assets shall be not less than the principal amount under the finance lease in any event.

Financing Amount

At any time within the term of the New Finance Lease Cooperation Framework Agreement, the financing balance obtained by the Group from Chinalco Lease shall not exceed RMB3.0 billion. The financing balance represents the aggregate principal amount outstanding under the New Finance Lease Cooperation Framework Agreement plus any lease interest, commission fees and other expenses, if applicable, incurred from the beginning of that year to that exact point of time.

Financing Costs and Payment Methods

The financing costs mainly include lease interest and commission fees, etc. The costs of finance leasing services provided by Chinalco Lease shall not be higher than the financing costs of services of same or similar nature provided by independent third party finance lease companies in the PRC (the after-tax internal rate of return shall prevail). The lease interest shall be determined with reference to the benchmark interest rates for RMB-denominated loans published by PBOC on a regular basis; if such rates are not available, then the lease interest shall be determined with reference to the interest rates charged or quoted by other major finance institutions for providing services of same or similar nature. The Company and Chinalco Lease will, based on the actual cash flows, design flexible payment methods, including but not limited to payment of principal in equal instalments on a quarterly basis, payment of principal and interest in equal instalments on a quarterly basis, payment of principal in unequal instalments on a quarterly basis, payment of principal in equal instalments on a semi-annual basis, payment of principal and interest in equal instalments on an annual basis, etc..

Legal Title of the Leased Assets and Repurchase

During the term of the finance lease operated under the New Finance Lease Cooperation Framework Agreement, the legal title of the leased assets shall be vested in Chinalco Lease. Upon expiry of such term, the Group will repurchase the leased assets together with the corresponding legal title from Chinalco Lease at a nominal price of not more than RMB1.

Effectiveness and Term of the Agreement

The New Finance Lease Cooperation Framework Agreement shall become effective upon being approved by the competent bodies of both parties (including but not limited to obtaining the approval by the Independent Shareholders of the Company at the AGM) and signed and sealed by both parties and their duly authorised representatives, and shall remain valid until 31 December 2025. Upon the New Finance Lease Cooperation Framework Agreement becomes effective, the Existing Finance Lease Cooperation Framework Agreement will be terminated in advance.

Subject to the New Finance Lease Cooperation Framework Agreement, the Group and Chinalco Lease shall further enter into separate operative contracts or agreements in respect of provision of specific finance leasing services and determine the specific terms of the transaction. Such separate operative contracts or agreements shall be in compliance with the principles and terms of the New Finance Lease Cooperation Framework Agreement, as well as the requirements of the applicable laws.

(3) Proposed Annual Caps Under the New Finance Lease Cooperation Framework Agreement and the Basis for Determining the Proposed Annual caps

The Company has adopted, among other things, International Financial Reporting Standards 16 – Leases, in its consolidated statement of financial position relating to leases and finance leases, which took effect at the beginning of the accounting period on 1 January 2019.

Pursuant to International Financial Reporting Standards 16 – Leases, the Company recognises right-of-use assets at the commencement date of the lease (i.e. the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. At the commencement date of a lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date, if the interest rate implicit in the lease is hardly determinable.

Accordingly, under International Financial Reporting Standards 16 – Leases, subject to the specific leased terms and conditions set out in each lease agreement, the Company will recognise the leased assets of relevant direct lease representing the Company's right to use the leased assets, except for short-term leases and leases of low-value assets. For the sale-and-leaseback, the relevant transactions will be accounted for as the finance lease arrangement between the Company and the lessor.

Pursuant to the Hong Kong Listing Rules, the direct lease is deemed as the acquisition of assets by the Group and the sale-and-leaseback constitutes the sale of assets by the Group. The following table sets out the existing annual caps for transactions under the Existing Finance Lease Cooperation Framework Agreement for the two years ending 31 December 2024 and the proposed annual caps for transactions under the New Finance Lease Cooperation Framework Agreement for the three years ending 31 December 2025. As at the Latest Practicable Date, the existing annual caps for direct lease and sale-and-leaseback for the year ending 31 December 2023 have not been exceeded.

Transaction	**Existing annual caps under the Existing Finance Lease Cooperation Framework Agreement**		**Proposed annual caps under the New Finance Lease Cooperation Framework Agreement**		
	2023	**2024**	**2023**	**2024**	**2025**
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*	*(RMB million)*
Direct lease	1,500	1,500	2,000	2,000	2,000
Sale-and-leaseback	1,000	1,000	1,000	1,000	1,000

The proposed annual caps have been determined by the Company with reference to the following factors:

(1) the historical transaction amounts between the Group and Chinalco Lease;

(2) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of finance leasing services by Chinalco Lease to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Finance Lease Cooperation Framework Agreement;

(3) The Group will increase its investment in green projects in the next three years and expand its financing channels to cope with the complex financial environment, which is expected to increase the business demand for finance leasing;

(4) the Group's business needs for the finance leasing services to be provided by Chinalco Lease in the course of its daily operation and future development. The Group has prescribed the Regulation on Capital Management of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司資金管理辦法》) and other policies and documents on the management of the finance lease business of the Group. The Group has strictly abided by relevant policies in previous years and will continue to manage the finance lease business according to the internal policies on strengthening financing management prescribed by the Group to prevent relevant financing risks;

(5) the current financing market conditions, the interest rate and the potential adjustments to be made by PBOC to the benchmark interest rates for RMB-denominated loans in the future. In the case of any adjustment to the benchmark interest rates for RMB-denominated loans made by PBOC in the future, the lease interest specified in the newly-signed separate operative agreements will be determined with reference to the adjusted benchmark interest rates for RMB-denominated loans; and

Note: the existing benchmark interest rates for RMB-denominated loans published by PBOC are as follows:

- 4.35% for loans with a term not more than one year;
- 4.75% for loans with a term over one year but not more than five years; and
- 4.90% for loans with a term over five years.

(6) the nature and the carrying amount of the leased assets. The carrying amount of the leased assets shall not be less than the principal amount under the finance lease in any event.

In conclusion, the Board is of the view that the proposed annual caps for the transactions under the New Finance Lease Cooperation Framework Agreement are fair and reasonable, and in the interests of the Company and its Shareholders as a whole.

The actual amounts and annual caps for the continuing connected transactions between the Company and Chinalco Lease under the Finance Lease Cooperation Framework Agreement for the three years ended 31 December 2022 are set out below:

	For the year ended 31 December					
	2020		2021		2022	
Transaction [Note 1]	**Actual amount**	**Annual cap**	**Actual amount**	**Annual cap**	**Actual amount** [Note2]	**Annual cap**
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*	*(RMB million)*	*(RMB million)*
Financing balance	427	10,000	251	10,000	/	/
Direct lease	/	/	/	/	0	1,500
Sale-and-leaseback	/	/	/	/	0	1,000

Notes:

(1) References are made to the announcement of the Company dated 17 September 2018 and the supplemental circular dated 26 November 2018, the annual caps for the transactions under the Finance Lease Cooperation Framework Agreement for the years ended 31 December 2020 and 2021 are based on the financing balance. References are also made to the Company's announcement dated 26 October 2021 and the circular dated 4 November 2021, pursuant to the Hong Kong Listing Rules, direct lease is deemed as the acquisition of assets by the Group and the sale-and-leaseback constitutes the sale of assets by the Group. The annual caps for direct lease and sale-and-leaseback under the Finance Lease Cooperation Framework Agreement are separately determined for the year ended 31 December 2022.

(2) Due to the significant improvement of the Company's operating results in the past two years, the financing demand has been reduced and the Company enjoys a higher low-cost bank facility, which is more advantageous compared with the comprehensive cost of finance leasing; in addition, the newly additions to fixed assets of the Group in the past two years were relatively small, so the Group did not meet the background requirements for finance leasing business. In light of the aforementioned reasons, the Group had no finance leasing business with Chinalco Lease in 2022.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorised departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the New Finance Lease Cooperation Framework Agreement and determine the lease interest and commission fees with reference to the current market conditions and the prices charged or quoted by at least two independent third parties for providing services of similar nature and comparable size under normal trading conditions around that time. The financial assets department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board will strictly review the continuing connected transactions on a continuing basis to ensure the integrity and effectiveness of the internal control measures regarding continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the continuing connected transactions under the New Finance Lease Cooperation Framework Agreement will be appropriately monitored by the Company.

(4) Reasons for and Benefits of Entering into the New Finance Lease Cooperation Framework Agreement

In respect of the finance leasing services provided to the Group by Chinalco Lease, the financing costs are not higher than those of the services of same or similar nature provided by independent third party finance lease companies in the PRC. In addition, Chinalco Lease is able to design the repayment method based on the actual conditions of the Group in a flexible way and provide financing in a timely and convenient manner, which allow the Group to optimise its financial management, improve its capital usage efficiency and reduce financing costs and risks, which will facilitate and smooth the business development and operations of the Group.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the New Finance Lease Cooperation Framework Agreement were negotiated on arm's length basis and entered into in the ordinary course of business on normal commercial terms or better, and the terms of the New Finance Lease Cooperation Framework Agreement, transactions contemplated thereunder and the proposed annual caps thereof are fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

(5) Implications Under the Hong Kong Listing Rules

As at the Latest Practicable Date, Chinalco Lease is a subsidiary of Chinalco, the controlling Shareholder of the Company, and thus is a connected person of the Company under the Hong Kong Listing Rules. The transactions contemplated under the New Finance Lease Cooperation Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps is higher than 0.1% but lower than 5%, the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Although the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps are exempt from the independent shareholders' approval requirement under the Hong Kong Listing Rules, they are still subject to the approval by the Independent Shareholders at the AGM in accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, both hold positions in Chinalco, they have abstained from voting on the Board resolutions with respect to the transactions contemplated under the New Finance Lease Cooperation Framework Agreement. Saved as disclosed above, none of the Directors has any material interest in the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and therefore none of the other Directors has abstained from voting on such Board resolutions.

(6) General Information

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco Lease

Chinalco Lease is a limited liability company incorporated in the PRC and a subsidiary of Chinalco as at the Latest Practicable Date. It is principally engaged in finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors, residue value disposal and maintenance of the leased assets; and lease transaction consultation and guarantee business, etc. As at the Latest Practicable Date, Chinalco Lease is held as to 75% and 25% by Chinalco Capital Holdings Co., Ltd.* (中鋁資本控股有限公司) (which is respectively held as to 85.2921% and 14.7079% by Chinalco and the Company, and principally engaged in project investment, asset management and investment advisory, etc.) and Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) (which is a wholly-owned subsidiary of Chinalco and principally engaged in overseas investment and financing business), respectively.

Information on Chinalco

As at the Latest Practicable Date, the Company and Chinalco Lease are all subsidiaries of Chinalco. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

12. The Entering into of the New Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring and the Proposed Caps Thereunder

(1) Introduction

Reference is made to the announcement of the Company dated 26 October 2021, in relation to the entering into of the Existing Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring for a term of three years from 1 January 2022 to 31 December 2024.

Reference is also made to the announcement of the Company dated 21 March 2023 in relation to, among others, the entering into of the New Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Factoring Cooperation Framework Agreement with Chinalco Factoring to replace the Existing Factoring Cooperation Framework Agreement.

(2) New Factoring Cooperation Framework Agreement

Date of Signing

21 March 2023

Parties

(1) the Company (as the recipient for itself and on behalf of its subsidiaries); and

(2) Chinalco Factoring (as the provider).

Effectiveness and Term of the Agreement

The New Factoring Cooperation Framework Agreement shall become effective upon being approved by the competent bodies of both parties (including but not limited to obtaining the approval by the Independent Shareholders of the Company at the AGM) and signed and sealed by both parties and their duly authorised representatives, and shall remain valid until 31 December 2025. Upon the New Factoring Cooperation Framework Agreement becomes effective, the Existing Factoring Cooperation Framework Agreement will be terminated in advance.

Factoring Financing Services

The Company will obtain funds by way of accounts receivable transfer, which means the Company will transfer its accounts receivable to Chinalco Factoring and thereby obtain factoring financing from Chinalco Factoring. When becoming due, such accounts receivable as transferred shall be paid by their debtors to Chinalco Factoring or be repurchased by the Company from Chinalco Factoring.

Subject to the New Factoring Cooperation Framework Agreement, the Company and Chinalco Factoring shall further enter into specific contract(s) or agreement(s) for the relevant specific factoring services to determine detailed transaction terms. Such specific contract(s) or agreement(s) shall be in line with the principles and terms of the New Factoring Cooperation Framework Agreement and in compliance with relevant laws and regulations.

Financing Amount

At any time during the term of the New Factoring Cooperation Framework Agreement, the balance (including factoring prepayment, factoring fee and factoring handling charges) of the subsisting factoring business between the Company and Chinalco Factoring shall not exceed RMB1.8 billion.

Pricing Principles and Methods of Payment

The financing costs for provision of services by Chinalco Factoring to the Company shall not be higher than the average financing costs for provision of services of same nature as quoted by domestic independent third-party factoring companies.

The Company and Chinalco Factoring shall design the payment methods on a flexible basis according to the actual conditions of specific factoring services, including but not limited to payment by the financing party to accounts receivable or by debtors to accounts receivable or both.

(3) Proposed Annual Caps Under the New Factoring Cooperation Framework Agreement and the Basis for Determining the Proposed Annual Caps

In consideration of the potential business demands of the Group after the expansion of the scope of its consolidated financial statements, the Company fixed the proposed cap under the New Factoring Cooperation Framework Agreement for the three years ending 31 December 2025 at RMB1.8 billion, which means that at any time during the term of the New Factoring Cooperation Framework Agreement, the balance (including factoring prepayment, factoring fee and factoring handling charges) of the subsisting factoring business between the Company and Chinalco Factoring shall not exceed RMB1.8 billion.

The above proposed cap was determined after taking into account the following factors:

(1) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of factoring financing services by Chinalco Factoring to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Factoring Cooperation Framework Agreement. As a result, the proposed cap under the New Factoring Cooperation Framework Agreement was significantly increased; and

(2) the demand of the Group for accounts receivable financing services. In the next three years, the Group will expand various financing channels to cope with the complex financial environment and continue to optimize its debt structure and reduce its leverage ratio. Through accounts receivable factoring financing services, the Group can effectively vitalize carrying value of the receivables, improve the financial structure of the Company, replenish the working capital and reduce business risks. The proposed cap for the transactions under the New Factoring Cooperation Framework Agreement is the maximum daily balance (including factoring prepayment, factoring fee and factoring handling charges) of the subsisting factoring business between the Group and Chinalco Factoring for the three years ending 31 December 2025. Taking into consideration the possible potential demand of the Group for factoring business in the future, the maximum daily balance of the subsisting factoring business between the Group and Chinalco Factoring for 2023 to 2025 is determined at RMB1.8 billion.

The Group has formulated the Regulation on Capital Management of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司資金管理辦法》) and other policies and documents on the management of the factoring business of the Group. The Group has strictly abided by relevant policies in previous years and will continue to manage the factoring business in strict accordance with the internal policies on strengthening financing management prescribed by the Group to prevent relevant financing risks.

Based on the aforementioned, the Board considered the proposed cap under the New Factoring Cooperation Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In connection with the continuing connected transactions under the Existing Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring, the cap for the balance (including factoring prepayment, factoring fee and factoring handling charges) of the subsisting factoring business during the term of the agreement was RMB1 billion. During the period from 1 January 2022 (i.e., the date on which the Existing Factoring Cooperation Framework Agreement came into effect) to the Latest Practicable Date, the Company recorded an actual maximum balance (including factoring prepayment, factoring fee and factoring handling charges) of the subsisting factoring business with Chinalco Factoring amounting to RMB0, which is mainly due to the significant improvement of the Company's operating results in the past two years, the scale of debt has been suppressed and the debt-to-asset ratio has been continuously optimized. In addition, the Company enjoys a higher low-cost bank facility with its financing cost been decreased. Therefore, the Company had no factoring business with Chinalco Factoring.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorised departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the New Factoring Cooperation Framework Agreement and make reference to the current market conditions and the prices quoted from at least two domestic independent third-party factoring companies that provide services of similar nature with comparable scale under normal trading conditions around that time. The financial assets department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the continuing connected transactions under the New Factoring Cooperation Agreement will be appropriately monitored by the Company.

(4) Reasons for and Benefits of Entering into the New Factoring Cooperation Framework Agreement

The New Factoring Cooperation Framework Agreement and the transactions contemplated thereunder will help to alleviate capital occupation by accounts receivable, satisfy the funding requirement for business development, support continuous business operation, improve the efficiency of capital utilization and maximize benefits.

The Directors (including the independent non-executive Directors) are of the view that the transactions contemplated under the New Factoring Cooperation Framework Agreement are entered into after arm's length negotiation in the ordinary course of business on normal commercial terms or better, and the terms of the New Factoring Cooperation Framework Agreement, the transactions contemplated thereunder and the proposed cap are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

(5) Implications Under the Hong Kong Listing Rules

As at the Latest Practicable Date, Chinalco Factoring is a subsidiary of Chinalco, the controlling Shareholder of the Company, thus, Chinalco Factoring is a connected person of the Company under the Hong Kong Listing Rules. As such, the transaction contemplated under the New Factoring Cooperation Framework Agreement constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed cap is higher than 0.1% but lower than 5%, the transactions contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed caps are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Although the transactions contemplated under the New Factoring Cooperation Framework Agreement and its proposed caps are exempt from the independent shareholders' approval requirement under the Hong Kong Listing Rules, they are still subject to the approval by the Independent Shareholders at the AGM in accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, both hold positions in Chinalco, they have abstained from voting on the Board resolutions with respect to the transactions contemplated under the New Factoring Cooperation Framework Agreement. Saved as disclosed above, none of the Directors has any material interest in the transactions contemplated under the New Factoring Cooperation Framework Agreement and therefore none of the other Directors has abstained from voting on such Board resolutions.

(6) General Information

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco Factoring

Chinalco Factoring is a company incorporated in the PRC with limited liability and is a subsidiary of Chinalco as at the Latest Practicable Date. It principally engages in provision of trade financing service by way of accounts receivable transferred; settlement, management and collection of accounts receivable; management of sales ledger; investigation and evaluation of clients' credits; relevant advisory services etc.. As at the Latest Practicable Date, Chinalco Capital Holdings Co., Ltd.* (中鋁資本控股有限公司) (which is respectively held as to 85.2921% and 14.7079% by Chinalco and the Company, and principally engaged in project investment, assets management, investment consultation, etc.), Chalco Logistics Group Co., Ltd.* (中鋁物流集團有限公司) (which is a wholly-owned subsidiary of the Company and principally engaged in logistics transportation) and Chalco International Trading Group Co., Ltd.* (中鋁國際貿易集團有限公司) (which is a wholly-owned subsidiary of the Company and principally engaged in trading, importing and exporting of non-ferrous metal products) hold 65.6170%, 17.1915% and 17.1915% equity interest in Chinalco Factoring, respectively.

Information on Chinalco

As at the Latest Practicable Date, the Company and Chinalco Factoring are all subsidiaries of Chinalco. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

13. The Resolution in Relation to the 2023 Bonds Issuance Plan of the Company

In order to optimize debt structure and reduce finance cost, the Company proposes to register and issue products including but not limited to bonds and asset-backed securities in the PRC and overseas in 2023 and the outstanding balance of the all the bonds in the PRC and overseas during the term of authorisation shall not exceed RMB30 billion (or in other currencies with the equivalent amount, including all types of domestic and overseas bonds issued as at 31 December 2022). The term of the authorisation of the above-mentioned bonds issuance is from the date of this resolution being approved at the AGM of the Company to the conclusion of the 2023 annual general meeting of the Company.

The Board proposes the Chairman of the Company or other person authorised by the Chairman be authorised to, pursuant to the needs of the Company, determine the specific matters relating thereto (including but not limited to, the application and registration of the cap amount of bonds, the determination of the type, amount, interest rate, term, rating, and use of proceeds of the bonds to be issued actually, engage intermediary institutions, submit relevant application documents to the regulatory authorities, and execute requisite legal documents as required by regulatory authorities in connection with the Company's issuance of the bonds and make relevant information disclosure).

14. The Resolution in Relation to the Grant of General Mandate to the Board of the Company to Issue Additional H Shares

In order to provide the Company with flexibility to issue additional new Shares and to provide discretionary power to the Board, a special resolution will be proposed by the Board to the AGM to grant a general mandate to the Board to issue additional H Shares up to the limit of 20% of the number of H Shares of the Company in issue, under the premise of compliance with relevant requirements of the Hong Kong Listing Rules and the Articles of Association.

Details of the mandate are as follows:

(a) the Board be and is hereby granted an unconditional and general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements or call options in respect thereof, subject to the following terms:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii) the number of share capital approved to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the number of H Shares of the Company in issue as at the date of this resolution being approved; and

(iii) the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) for the purpose of this resolution:

"**H Shares**" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are held and traded in Hong Kong dollars;

"**Relevant Period**" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of a 12-month period following the passing of this resolution; or

(iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c) contingent on the Board resolving to issue Shares pursuant to sub-paragraph (a) of this resolution, the Board be and is hereby authorised to:

(i) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new Shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii) determine the use of proceeds and make all necessary filings and registrations in Mainland China, Hong Kong and other relevant authorities; and

(iii) increase the registered capital of the Company pursuant to the issue of Shares under sub-paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in the registered capital of the Company.

III. THE AGM

A notice of the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 20 June 2023 is set out at page 43 to page 48 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 30 May 2023. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the form of proxy shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shareholders, the form of proxy shall be lodged with the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

Chinalco and its associates, holding an aggregate of 5,474,485,019 Shares in the Company (representing approximately 31.90% of the total issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly holds 5,050,376,970 A Shares in the Company, and holds 238,377,795 A Shares and 7,140,254 A Shares, respectively, through Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) and Chinalco Asset Operation and Management Co., Ltd* (中鋁資產經營管理有限公司), and 178,590,000 H Shares through Aluminum Corporation of China Overseas Holdings Limited* (*中鋁海外控股有限公司), each being its subsidiary), shall abstain from voting on (1) the resolutions in relation to the Daily Continuing Connected Transactions between the Company and Chinalco and the proposed caps thereunder; (2) the resolution in relation to the entering into of the New Financial Services Agreement between the Company and Chinalco Finance and the proposed caps thereunder; (3) the resolution in relation to the entering into of the New Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease and the proposed caps thereunder; and (4) the resolution in relation to the entering into of the New Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring and the proposed caps thereunder. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votings at the AGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules after the AGM.

IV. CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Wednesday, 14 June 2023 to Tuesday, 20 June 2023 (both days inclusive). Shareholders whose names appear on the H Share Register of Members on Wednesday, 14 June 2023 are entitled to attend and vote at the AGM after completing the registration procedures for attending the AGM. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Tuesday, 13 June 2023 for registration.

V. RECOMMENDATIONS

The Directors (including the independent non-executive Directors) consider that the resolutions as set out in the notice of the AGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

VI. ADDITIONAL INFORMATION

You are advised to pay attention to the additional information set out in the Appendix to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

* *For identification purpose only*

In 2022, the Board of Aluminum Corporation of China Limited (the "**Company**") strictly performed its duties and responsibilities under the Company Law of the People's Republic of China (the "**Company Law**"), the Securities Law of the People's Republic of China, the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Articles of Association of Aluminum Corporation of China Limited (the "**Articles of Association**") and other relevant laws and regulations and the Company's system. With the fundamental principle of safeguarding the interests of the Company and all shareholders as a whole, the Company performed its duties with due diligence, seriously implemented the resolutions of the general meeting, and actively carried out the work of the Board to ensure the stable operation and sustainable development of the Company. The main work of the Board in 2022 is reported as follows:

I. PERFORMANCE OF THE BOARD

1. Convening of the Board Meetings

In 2022, the Company held a total of fourteen Board meetings (including nine onsite meetings and five correspondence meetings), and considered and approved 60 proposals, including the Company's periodic report, annual report of the Board, social responsibility report, internal control report, risk management report, profit distribution proposal, operating plan, financing plan, domestic and overseas bond issuance plan, investment plan, annual remuneration standards for Directors, Supervisors and senior management of the Company, re-engagement of accounting firm, rendering of guarantees for subsidiaries, nomination of candidates for Directors, election of chairman, the composition of special committees under the Board, change of chief financial officer and secretary to the Board, provision for asset impairment and related-party transactions and restricted share incentive scheme, etc. The Independent Directors of the Company have expressed independent opinions on matters such as guarantees, related party transactions, nomination of candidates for Directors and senior management, annual remuneration standards for Directors, Supervisors and senior management, provision for asset impairment and restricted share incentive scheme. In 2022, all the resolutions submitted at the Board meetings were passed and there were no cases in which the resolutions of the Board were vetoed.

2. Implementation of Resolutions of General Meetings by the Board

In 2022, the Company held a total of three general meetings, one class meeting of A shareholders and one class meeting of H shareholders, at which a total of 26 proposals (including class meeting proposals) were considered and passed. As witnessed by the lawyers, the convening and holding of each general meeting, the qualification of the attendees, the voting procedures and the voting results were in compliance with the relevant laws, regulations and regulatory documents and the provisions of the Company Law, the Rules on Shareholders' General Meetings of Listed Companies and the Articles of Association and the Rules of Procedures for Shareholders' Meeting of Aluminum Corporation of China Limited, and the resolutions formed at the general meetings were legal and valid.

The Board of the Company strictly performed its duties in accordance with the relevant laws and regulations and the Articles of Association and conscientiously implemented the resolutions passed at the general meeting.

3. Performance of Special Committees under the Board

Five special committees have been established under the Board of the Company, namely: Audit Committee, Remuneration Committee, Nomination Committee, Development and Planning Committee and Occupational Health & Safety and Environment Committee. The meetings of each special committee in 2022 are as follows:

The Audit Committee held a total of nine meetings in 2022 to consider matters including the Company's periodic report (including U.S. stock reports), the annual internal control evaluation report, the internal control audit report, the comprehensive risk management report, the anti-fraud report, the work report of the Audit Committee, the summary of the audit work of the accounting firm and the audit project plan and budget, the annual profit distribution proposal, the reappointment of the accounting firm, the change of accounting policy, the provision for asset impairment and related-party transactions.

The Remuneration Committee held a total of 2 meetings in 2022 to consider matters including 2022 annual remuneration standards for the Company's Directors, Supervisors, and senior management and the formulation of Administrative Measures for Performance Appraisal and Remuneration Distribution for Senior Management of Aluminum Corporation of China Limited.

The Nomination Committee held a total of three meetings in 2022 to consider matters including the nomination of candidates for chief financial officer and the secretary to the Board (company secretary), the nomination of candidates for Directors of the eighth session of the Board of the Company, and the nomination of candidates for members of each special committee of the eighth session of the Board of the Company.

The Development and Planning Committee held a total of one meeting in 2022 to consider matters including the Company's annual operating plan, annual production guidance plan, and annual investment plan.

In 2022, although the Occupational Health & Safety and Environment Committee did not officially hold a meeting, for the safety and environmental protection matters of the Company, all members had sufficient communication and exchange in the daily special working meetings and put forward opinions and suggestions.

In 2022, all the special committees of the Board carried out their work in accordance with the duties and authority conferred by the Board, and gave full play to their professional functions, providing strong support to the scientific decision-making of the Board.

4. Information Disclosure

Chairman of the Company takes primary responsibility for information disclosure; the Board of the Company is the management organ of information disclosure; secretary to the Board takes main responsibility for information disclosure in the ordinary course of business of the Company; and Office of the Board is the routine executive organ of information disclosure of the Company, specifically dealing with information disclosure matters. The Supervisory Committee of the Company reviews and supervises the work of information disclosure of the Company on a regular or occasional basis. The Board of the Company conducts self-assessment on annual information disclosure and includes the assessment results in the annual assessment report on internal control of the Company.

The general approval flow of the proposed information disclosure of the Company is in due order of the Board Office, responsible personnel of business units related to the announcement, representative for the Company's securities related affairs, secretary to the Board, president, chairman and the Board (as authorised). Upon approval, the information manuscript will not be disclosed until executed by representative for the Company's securities related affairs and secretary to the Board.

The Company has always been upholding the high sense of responsibility to investors and discloses information in a true, accurate, complete, timely and fair manner in strict accordance with the domestic and overseas listing rules, and minimizing investment risk for investors. In 2022, the Company disclosed a total of 162 A-share announcements and related documents (including periodic reports) on SSE, a total of 256 H-share Chinese and English announcements and relevant documents (including periodic reports) on the Hong Kong Stock Exchange, and a total of 115 U.S. stock reports 20-F and 6-K announcements on NYSE, and achieved "zero error" in information disclosure. The Company obtained a Grade A evaluation of information disclosure from SSE for four consecutive years.

5. Risk Management and Internal Control

The Audit Committee of the Company has supervised and inspected the establishment, comprehensiveness and implementation of the risk management and internal control system of the Company, and regularly discussed with the management on the implementation of the risk management and internal control in order to ensure that the Company has established an effective risk management and internal control system. The management is responsible for arrangement and leadership of the daily operation of the risk management and internal control of the Company. The Finance and Assets Department of the Company is in charge of the establishment and improvement of internal system, while the Internal Audit Department (Office of the Supervisory Committee) of the Company, a functional department of the Company, is responsible for the risk management and internal control evaluation of the Company and carries out the relevant implementation work.

In 2022, in accordance with the requirements of the State-owned Assets Supervision and Administration Commission of the State Council's Notice on Doing a Good Job in the Construction and Supervision of the Internal Control System of Central Enterprises in 2022 and Chinalco's Key Points of Internal Control System Construction and Supervision in 2022, the Company carried out the upgrading and improvement of the internal control system in 2022 for all departments of the headquarters and affiliated enterprises, formed the Internal Control Manual of Aluminum Corporation of China Limited (2022 Revision), and required entities to update and improve the internal control manual by themselves, which promoted the unification of the internal control system and business practice. At the same time, by sorting out the internal control system self-evaluation form feedback from each unit, analyzing and summarizing common and individual problems, the Company prepared an annual report on the improvement of the internal control system and formulated a work plan for the next step.

As the responsible department for the Company's risk management, the Internal Audit Department (Office of the Supervisory Committee), organizes all departments of the headquarters and its affiliated enterprises to collect relevant information comprehensively and systematically based on the new changes in the external environment and the new trends of their own business development at the beginning of each year, so as to identify internal and external risks and finally determine the Company's annual major risks. For each such risk, it performs analysis, formulates countermeasures, prepares a comprehensive risk management report and reports it to the Audit Committee and the Board. It also, on a monthly basis, dynamically monitors such risks, tracks the implementation of countermeasures for such risks by various departments and affiliated enterprises, reports the changing trend of such risks to the management and put forwards management suggestions in a timely manner.

In 2022, The Audit Committee of the Board and the Board considered and approved the annual assessment report on internal control, the auditing report on internal control and the comprehensive risk management report of the Company, respectively. The Board of the Company concluded the Company's risk management and internal control systems were effectively implemented, and its internal control objectives were achieved without major and important defects. The auditor of the Company also confirmed that the Company's internal control system ensures, in all material respects, the effectiveness of the financial reporting.

6. System Construction

In accordance with the latest revised Guidelines on the Articles of Association of Listed Companies (Revised 2022), the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (Revised January 2022), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other relevant laws, regulations and regulatory documents, and the requirements of the SASAC regarding corporate governance, the Company made amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting, which were considered and approved at the 1st meeting of the eighth session of the Board and the 2022 second extraordinary general meeting of the Company.

Meanwhile, considering that it has been a long time since the previous amendment to the detailed implementation rules for the special committees under the Board and related systems for securities business, the Company has reorganized such systems by taking into account the latest provisions of domestic and foreign laws and regulations and regulatory documents on securities supervision, and the actual situation of the Company, and has made amendments to 11 systems such as the Detailed Implementation Rules for the Nomination Committee of Aluminum Corporation of China Limited (《中國鋁業股份有限公司換屆提名委員會工作細則》), the Detailed Implementation Rules for the Remuneration Committee of Aluminum Corporation of China Limited (《中國鋁業股份有限公司薪酬委員會工作細則》), the Detailed Implementation Rules for the Development and Planning Committee of Aluminum Corporation of China Limited (《中國鋁業股份有限公司發展規劃委員會工作細則》), the Detailed Implementation Rules for the Occupational Health & Safety and Environment Committee of Aluminum Corporation of China Limited (《中國鋁業股份有限公司職業健康安全和環境委員會工作細則》), the Detailed Implementation Rules for the Secretary to the Board of Directors of Aluminum Corporation of China Limited (《中國鋁業股份有限公司董事會秘書工作細則》), the Detailed Implementation Rules for Independent Directors of Aluminum Corporation of China Limited (《中國鋁業股份有限公司獨立董事工作細則》), the Management Measures of Inside Information and Insiders of Aluminum Corporation of China Limited (《中國鋁業股份有限公司內幕信息及知情人管理制度》), the Policies on Liability for Major Errors in Information Disclosure in Annual Reports of Aluminum Corporation of China Limited (《中國鋁業股份有限公司年報信息披露重大差錯責任追究

制度》), the Regulations on Holding and Changes of Shares in the Company by Directors, Supervisors and Senior Management Officers of Aluminum Corporation of China Limited (《中國鋁業股份有限公司董事、監事及高級管理人員所持本公司股份及其變動管理制度》), the Administrative Measures for the Information Disclosure of Aluminum Corporation of China Limited (《中國鋁業股份有限公司信息披露管理辦法》) and the Investor Relations Management Measures of Aluminum Corporation of China Limited (《中國鋁業股份有限公司投資者關係管理辦法》), which were considered and approved at the first meeting of the eighth session of the Board of the Company.

7. External Directors' Survey

In 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum Co., Ltd. ("**Yunnan Aluminum**") and realised the consolidation of Yunnan Aluminum. In order to facilitate the external Directors to understand the production and operation situation and development plan of Yunnan Aluminum as soon as possible, in November 2022, the Company organised the external Directors to conduct an online survey and research on Yunnan Aluminum, which was newly merged into the Company, through video conferencing. The management of Yunnan Aluminum reported to the external Directors on the basic situation of Yunnan Aluminum and its affiliated enterprises, production and operation in recent years, key tasks and future industrial planning and development initiatives. The survey not only helped the external Directors of the Company to have a comprehensive understanding of the production and operation of Yunnan Aluminum, but also provided valuable suggestions for the subsequent development of Yunnan Aluminum with the help of the external Directors' rich professional experience.

8. Directors' Participation in ESG Governance

In order to continuously improve the Company's ESG governance level, the Company invited PwC's ESG information disclosure and advisory team to conduct training for the Board themed "ESG Development Trends and Corporate Responses" in September 2022, which introduced ESG development trends from the aspects of ESG regulation, ESG investment and focus on climate change, and made suggestions for the Company's ESG improvement work.

Benefiting from the increasing importance attached to ESG by the Company and the Board, the ESG performance of the Company has been further recognized by the capital market by strengthening ESG disclosure and actively connecting with the capital market to more fully demonstrate the Company's ESG work measures and achievements. In 2022, the Company was once again selected into the "ESG Pioneer 50 Index of Central Enterprises", ranking the 5th in the "ESG Pioneer 50 Index of Central Enterprises", the 3rd in the "ESG Governance Pioneer 50 Index of Central Enterprises", the 2nd in the "ESG Social Value Pioneer 50 Index of Central Enterprises" and the 8th in the "ESG Risk Management Pioneer 50 Index of

Central Enterprises", and was also listed in the Top 100 ESG evaluation of listed companies by "ESG Evaluation Research of Listed Companies". The Company's practice case, "Chalco Practices ESG Development Concept, Contributing to Building a Greener Industry and a Greener World", was selected as the best practice case of China Association for Public Companies.

9. Participation of Directors, Supervisors and Senior Management in Training

Most of the training for Directors, Supervisors and senior management in 2022 were conducted online. The office of the Board of the Company organized the Directors, Supervisors and senior management of the Company to attend various training organized by domestic and foreign regulatory authorities in accordance with the relevant requirements of the domestic and foreign regulatory authorities. In particular, in 2022, Mr. Liu Jianping, the chairman of the Company, Mr. Ou Xiaowu, Mr. Jiang Tao and Mr. Zhang Jilong, the Directors of the Company, and Ms. Lin Ni and Ms. Xu Shuxiang, the Supervisors of the Company, participated in the 2022 Directors, Supervisors and Senior Management Training held by the SSE; Directors Mr. Zhu Runzhou and Mr. Chen Pengjun, and Supervisors Ms. Shan Shulan and Mr. Yue Xuguang participated in the 2022 Annual Special Training for Directors and Supervisors of Listed Companies in Beijing held by Beijing Securities Regulatory Bureau; Mr. Yu Jinsong, the independent non-executive Director, participated in the 5th Follow-up Training for Independent Directors of Listed Companies on SSE Main Board in 2022; Mr. Ye Guohua, the chairman of the Supervisory Committee, participated in the 2022 Seminar for Chairman of the Supervisory Committee of China Association for Public Companies; Mr. Ge Xiaolei, the new secretary to the Board of the Company, participated in the 146th Qualification Training for the Secretary to the Board of the SSE Main Board and the 6th Follow-up Training for the Secretary to the Board in 2022; Mr. Ge Xiaolei, secretary to the Board, and Mr. Gao Lidong, representative for securities related affairs, participated in the 64th Seminar on Enhancing Continuing Professional Development for Corporate Governance Professionals of The Hong Kong Chartered Governance Institute (Special Training for Directors and Supervisors); and Mr. Qiu Guanzhou, an independent non-executive Director of the Company, participated in the 127th Training Course for Independent Directors of Listed Companies in Shenzhen Stock Exchange. Moreover, the Company invited Jincheng Tongda & Neal Law Firm, the Company's domestic legal adviser, to conduct training for the Directors, Supervisors and senior management of the Company, as well as matters needing attention from directors, supervisors and senior management of listed companies in performing their duties in December 2022.

II. COMPANY'S PRODUCTION AND OPERATION IN 2022

In 2022, the production, demand, price and trade of the aluminum industry fluctuated significantly due to various complicated factors such as geopolitical conflicts, soaring energy prices, and production reduction and production restriction. In the face of severe challenges, the Company actively responded to the difficulties, made steady progress in production and operation, further optimized asset quality, continued to improve operational efficiency, and made steady progress in operating results.

1. Strengthening value creation and making steady progress in operating results

In 2022, the Company achieved significant improvement in operating quality, and strengthened its profitability on an ongoing basis with annual operating revenue of RMB291.0 billion, net profit of RMB10.8 billion, and net operating cash flow of RMB27.8 billion. As of the end of 2022, the gearing ratio of the Company was 58.67%, representing a year-on-year decrease of 1.44 percentage points. Standard & Poor's upgraded the Company's credit rating from "BBB-" to "BBB". Fitch maintained the "A-" rating of the Company, the highest rating among non-ferrous metal industry. The Company has been awarded the A level assessment for information disclosure by the Shanghai Stock Exchange for four consecutive years, has been selected into the "ESG Pioneer 50 Index of Central Enterprises" for two consecutive years, and has won the first "ESG Golden Bull Award • Pioneer Enterprise" and "ESG Excellent Practice Cases of Listed Companies" award, establishing a public image of continuous improvement and responsibility in business performance and receiving recognition from the capital market.

2. Strengthening benchmarking management and achieving significant results in cost reduction and efficiency increase

The Company focused on accelerating the resumption of work and production and improving production capacity. The utilization rate of electrolytic aluminum production capacity increased by 7.7 percentage points year on year, and the utilization rate of carbon production capacity increased by 6.8 percentage points. According to the six-step approach and "one policy for one enterprise" spirit, the Company deepened all-factor benchmarking, carried out the process benchmarking by disciplines, continued to consolidate the work results of "five standards and one control", and comprehensively promoted the "Three Transformations and One Improvement" management mode, making the times of equipment unplanned downtime decrease by 17.8% year on year, the alumina process capability index be optimized by 8.2%, and the optimization rate of key indicators of electrolytic aluminum reach more than 26.8%. The alumina first grade product rate, the carbon first grade product rate, and the proportion of tanks with liquid aluminum above 99.85 increased by 5.81, 4.05 and 7.64 percentage points year on year, respectively, reaching the highest level in history and winning 132 QC achievement awards at provincial and ministerial levels. The Company strengthened carbon emission management, and the carbon emission intensity per unit product of alumina, electrolytic aluminum and carbon decreased by 4.90%, 5.98% and 2.10% respectively year on year. The Company adhered to comprehensive budget management, implemented the three year cost reduction plan 2.0, strengthened the closed-loop management of cost from five aspects, and solidly carried out special actions such as improving quality and efficiency and rigid cost reduction of 1%, so that the cost reduction of electrolytic aluminum outperformed the industry average.

3. Enforcing the implementation of the strategy and strengthening the development potential on an ongoing basis

The Company continued to optimize the core industry. Guangxi Jiaomei Bauxite Mines with an annual capacity of 2 million tonnes of bauxite was completed and put into operation in advance; Zunyi Aluminium acquired 2 new bauxite exploration rights; alumina projects in Indonesia and Guinea actively progressed; Huayun Phase III electrolytic aluminum project accelerated the determination of boundary conditions; Ningxia Energy increased its coal production capacity by more than 2 million tonnes; projects of low-sodium microcrystalline (phase I), gallium metal and 4N high-purity aluminum (expansion) was completed and put into operation, and the construction of high-purity aluminum nitride and 4N high-purity alumina industrialization demonstration project was started; the Ningdong 250MW photovoltaic project was completed and partially connected to the grid, the distributed photovoltaic project of its affiliated enterprises was steadily promoted, making the Company's clean energy consumption ratio of electrolytic aluminum reach 45%. The comprehensive utilization rate of red mud was 10.7%, reaching the industry-leading level. Regenerated aluminum consumptions doubled year-on-year. The operation of the secondary aluminum ash with collaboration of alumina production line as well as the overhaul slag and carbon slag production line has led the green and low-carbon development of the full industry chain. Chalco Trading, Chalco Materials and Chalco Logistics played coordinating roles, innovated business models, and accelerated digital empowerment, significantly improving market control and leadership.

4. Strengthening the support of science and technology with continuously emerging of innovative achievements

The Company has established a special fund guarantee mechanism for basic scientific research activities, continuously optimized the platform layout, and newly established four professional technology centers to achieve full coverage of all professional fields. Zhengzhou Institute has completed the first round of "science and technology reform" demonstration action, established a mechanism for the Party Committee team to connect with science and technology experts, implemented incentive models such as project performance bonus, equity co-investment, and dividends for technology-based enterprises in a classified manner, and realized a significant increase in the numbers of national projects it has undertaken and the scientific and technological achievements at the provincial and ministerial levels. The Company has initially established a three-level scientific and technological team system of "chief scientist – professional chief engineer – excellent engineer", implemented 65 key research and development projects throughout the year, led to complete 15 national, industrial and group standards, and obtained 356 patent authorisations. Guangxi branch, Yunnan Aluminum, Yunlv Haixin and Yunlv Yongxin have been recognized as national intellectual property advantage enterprises. The Company issued the first set of intelligent factory construction specifications for the non-ferrous industry and the first industrial control network security specifications for central enterprises. Guangxi Huasheng, Wenshan Aluminum and Baotou Aluminum have accelerated smart factory pilot projects, with labor productivity and process indexes being significantly improved. The four modules of the production control system of the Technology Center of Excellence were put into trial operation in three enterprises including Guangxi Huasheng. The completion of the bulk sourcing module of "Aluminum E-commerce Platform (鋁約益採)" and the online operation of the network freight platform, "Chalco Access to the World (鋁通天下)", helped to take a new step in the digital transformation of the supply chain.

5. Strengthening the quality and efficiency of reform and fully stimulating the endogenous impetus

The Company's three-year reform of state-owned enterprises was completed with high quality, which promoted the institutionalization and standardization of the Party's leadership into corporate governance; further improved the boundaries of powers and responsibilities, decision-making procedures and rules of procedure, comprehensively established the dynamic adjustment of the authorisation of the Board of Directors and the regular reporting mechanism of the management to the Board of Directors. Through the acquisition of shares of Yunnan Aluminum and Pingguo Aluminum, the Company implemented specialized management integration of fine alumina, carbon and alloy, the integrated management integration of enterprises in Shanxi and Henan, and the integration of procurement and logistics business of regional enterprises such as Chalco Mining and Shanxi New Material, further optimizing the resource allocation of the Company.

By deepening the reform of the three systems, the Company comprehensively implemented the tenure system and contractual management, implemented the reform of professional managers, established the mechanism for adjustment of the least competent and the elimination of incompetence of enterprise leaders, and continuously optimized the employment of workers. The number of contractors and the amount of outsourcing contracts were reduced by 54.6% and 40.2%, respectively, and the labor productivity of alumina, electrolytic aluminum and carbon increased by 12.7%, 16.6% and 14.8% year on year, respectively; by implementing equity incentives and improving the enthusiasm and initiative of key staff, the Company has taken a key step in the construction of medium and long-term incentive mechanism.

6. Strengthening bottom line thinking and comprehensively enhancing risk prevention and control

In the face of continuous and complex internal and external environment, the Party Committee of the Company played a leading role, and the Party, labor union and Youth League Committee worked in the same direction to actively deal with emergencies and ensure normal production and operation; through three platforms the Company made every effort to smooth the supply guarantee and product delivery channels, ensuring the safety of the industrial chain and supply chain. The Company continued to strengthen the safety production management, and the standard rate of the safety production standardization team was more than 90%; through vigorously promoting the development of science and technology, the Company realized the intelligent safety protection of crown block, forklift, stacker, and remote control of underground coal feeder. Guizhou Branch (Alloying Division) and Heqing Yixin were rated as national green factories.

7. **Strengthening two-way integration with strong leading and safeguarding with Party building**

The Company insisted on leading and safeguarding the high-quality development with high-quality Party building, constantly improved the mechanism of the Party Committee playing a leading role, and regarded solving the pain point and difficulties in production and operation, and promoting high-quality development as the key point to play the role of the Party building. Through the theme practice activity of "Be a pacesetter, build a strong main force, be a good leader, and welcome the Twentieth National Congress", the Company formed a number of practical and effective research results, and transformed into measures to solve development problems. Through all-factor benchmarking of Party building, the Company has established a work system to strengthen Party building in high-quality development, and given full play to the role of Party organizations at all levels and the vast number of Party members.

III. COMPANY'S MAIN WORK IN 2023

In 2023, the global economy is expected to recover slowly, but the Russia-Ukraine conflict, energy crisis and sustained high inflation will continue to affect the development of the global economy, which makes it difficult to be optimistic about the global economy. Under the tone of "stability first, seeking progress while maintaining stability", China will intensify macro-policy regulation, strengthen the coordination and cooperation of policies, and form a joint force to promote high-quality development. However, with the intensified contradiction of domestic alumina surplus, the weakening of downstream demand, the prominent contradiction of local power shortage, and the high level of energy prices such as electricity and coal, the industry is facing serious challenges and the operating pressure of aluminum enterprises is increasing. The Company will take the initiative to adapt to the ecological changes in the industry, pursue innovation-driven development, strengthen benchmarking management, optimize its industrial structure, shift to new growth drivers, continuously improve its value creation capabilities, create its new forms of high-quality development of substance, and steadily improve its operating performance.

1. **Adhering to cost first and expanding new space for cost reduction and efficiency increase**

The Company will deepen the strategy of cost first, implement the three-year cost reduction plan 2.0, strengthen benchmarking, promote fine management, and comprehensively enhance the core competitiveness of enterprises. Focusing on improving the cost competitiveness of effective production capacity, the Company will strengthen the closed-loop management of cost from five aspects, expand and optimize the cost map, and build a production management system with first-class cost competitiveness; accurately implement the "Three Transformations and One Improvement (三化一提升)" management, comprehensively upgrade the "five standards and one control (五標一控)"management, and continuously deepen the professional benchmarking and process benchmarking; strengthen comprehensive budget management, take "profitable income, profit with cash flow" as the primary operating principle, and improve the linkage mechanism between cash flow and salary assessment.

2. **Enhancing development momentum and accelerating the cultivation of new growth points**

The Company will accelerate layout optimization, adhere to precise investment, and build "3 × 5" industrial development pattern, consolidate and strengthen the competitive advantage of the whole industrial chain, and create new profit growth points. The Company will strengthen mineral exploration and development, increase resource reserves, and improve resource guarantee capacity; accelerate the preliminary research of domestic and overseas alumina projects; focus on green and low carbon, promote green aluminum projects and cultivate competitive advantages; accelerate the development of new energy industry, actively layout wind power photovoltaic projects, and continuously optimize the layout of renewable aluminum; strengthen industrial coordination, and further improve business efficiency and market leadership.

3. Focusing on independent innovation and forging support for scientific and technological innovation

The Company will adhere to innovation-driven development, optimize the scientific and technological innovation system, improve the efficiency of scientific and technological investment, strive to create the source of original technology, and create new momentum and advantages for development. The Company will continuously improve the scientific and technological innovation system and mechanism, coordinate the special funds to support the development of scientific research, and encourage enterprises to give priority to the application of the Company's independent scientific and technological research and development achievements; accelerate the key technology research and achievement transformation, vigorously promote the application of energy saving and carbon reduction technology, accelerate the technological breakthrough of trace element extraction and promote industrial demonstration and promotion, and promote the construction of high purity and ultra-pure industrial demonstration projects; step up the transformation of digital intelligence, actively cultivate digital thinking, unify data standards, and achieve new breakthroughs in the construction of digital intelligence. The Company will accelerate the construction of smart factories and new energy smart dispatching centers, and create industry benchmarks; serve the "double carbon" strategy, and carry out research on digital electrolytic cell and electrolytic cell flexible regulation technology; accelerate the construction of the Company's unified big data operation analysis platform, optimize the collaborative office platform, achieve full coverage of the ERP system, and further improve the management and operation efficiency.

4. Comprehensively deepening reform and stimulating new vitality of entrepreneurship

The Company will continue to transform the operating mechanism, further deepen the reform of the "three systems", and promote the universalization and normalization of the "three capabilities" mechanism. The Company will solidly carry out the work to improve the quality of listed companies held by central enterprises, better play the functional role of listed companies' platform, and support the main businesses to become stronger, better and larger; explore the implementation of differentiated classification authorisation management and control, so as to better stimulate the vitality of enterprises; grasp the opportunity of industry restructuring and integration, and further optimize the allocation of resources; adhere to the spirit of problem-oriented, goal-oriented, result-oriented, precise and pragmatic, pioneering and innovative, and improve the essential solution for difficulty relief under "one policy for one enterprise", so as to ensure a breakthrough in turning around losses.

5. Firmly establishing bottom line thinking and comprehensively enhancing risk control

The Company will coordinate development and security, strengthen risk awareness, implement responsibilities at all levels, and firmly hold the bottom line of avoiding major risks. The Company will make every effort to improve the level of safety management capability, compact the safety responsibilities at all levels, promote the construction of safety production standardization and mine intelligent work surface with high quality, and establish a full-process management and control information system for safety management and contractors. The Company will promote the rectification of feedback problems of the central environmental protection supervision with high quality, and resolutely win the battle of environmental protection upgrading; comprehensively strengthen the ability to govern in accordance with the law and regulations, comprehensively complete the rectification for comprehensive governance, and form a series of institutional achievements.

6. Promoting in-depth integration and better playing the leading role of Party building

The Company will adhere to the leadership of the Party, give full play to the leading role of the Party Committee in "guiding the direction, controlling the overall situation and ensuring the implementation", deepen the benchmarking of the Party building and two-way integration, integrate the Party building work into all links of the industrial chain, value chain and innovation chain, and unite development efforts to ensure the high-quality development of the Company.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2022 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2022 annual general meeting (the "**AGM**") of Aluminum Corporation of China Limited* (the "**Company**") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 20 June 2023 for the purpose of considering, and if thought fit, approving the following resolutions (unless otherwise specified, terms used in this notice shall have the same meaning as defined in the circular of the Company dated 5 May 2023 (the "**Circular**")):

ORDINARY RESOLUTIONS

1. To consider and approve the resolution in relation to the Report of the Board of the Company for the year 2022;

2. To consider and approve the resolution in relation to the Supervisory Committee's Report of the Company for the year 2022;

3. To consider and approve the resolution in relation to the independent auditor's report and the audited financial reports of the Company for the year 2022;

4. To consider and approve the resolution in relation to profit distribution plan of the Company for the year 2022;

5. To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2023;

6. To consider and approve the resolution in relation to the proposed renewal of liability insurance for year 2023–2024 for the Directors, Supervisors and senior management members of the Company;

7. To consider and approve the resolution in relation to the proposed re-appointment of auditors of the Company;

8. To consider and approve the resolution in relation to the proposed provision of guarantee by the Company for Shanxi New Materials in respect of the application for alumina futures warehouse;

9. To consider and approve the following resolutions in relation to the Daily Continuing Connected Transactions entered into between the Company and Chinalco and the proposed caps thereunder on an individual basis:

    (1) To consider and approve the continuing connected transactions under the Comprehensive Social and Logistics Services Agreement by the Company with Chinalco and the proposed caps thereunder.

    (2) To consider and approve the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the Company with Chinalco and the proposed caps thereunder.

    (3) To consider and approve the continuing connected transactions under the Mineral Supply Agreement by the Company with Chinalco and the proposed caps thereunder.

    (4) To consider and approve the continuing connected transactions under the Provision of Engineering, Construction and Supervisory Services Agreement by the Company with Chinalco and the proposed caps thereunder.

    (5) To consider and approve the proposed caps under the Land Use Rights Leasing Agreement by the Company with Chinalco.

    (6) To consider and approve the continuing connected transactions under the New Fixed Assets Lease Framework Agreement by the Company with Chinalco and the proposed caps thereunder.

    (7) To consider and approve the continuing connected transactions under the General Services Master Agreement and the proposed caps thereunder.

10. To consider and approve the resolution in relation to the entering into of the New Financial Services Agreement between the Company and Chinalco Finance and the proposed caps thereunder;

11. To consider and approve the resolution in relation to the entering into of the New Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease and the proposed caps thereunder;

12. To consider and approve the resolution in relation to the entering into of the New Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring and the proposed caps thereunder;

SPECIAL RESOLUTIONS

13. To consider and approve the resolution in relation to the 2023 bonds issuance plan of the Company;

14. To consider and approve the resolution in relation to the grant of general mandate to the Board of the Company to issue additional H Shares.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
5 May 2023

Notes:

(a) Details of the above-mentioned resolutions are set out in the circular of the Company dated 5 May 2023 in relation to the AGM and the supplemental circular expected to be despatched to Shareholders on or before 5 June 2023.

(b) Pursuant to the provisions of the Articles of Association, the H Share Register of Members of the Company will be closed from Wednesday, 14 June 2023 to Tuesday, 20 June 2023 (both days inclusive). Shareholders whose names appear on the H Share Register of Members on Wednesday, 14 June 2023 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Tuesday, 13 June 2023 for registration.

(c) A Shareholders or H Shareholders, who intend to attend the AGM, must complete the reply slip for attending the AGM and return it to the Company's Board Office no later than 20 days before the date of the AGM, i.e. on or before Tuesday, 30 May 2023.

Details of the Company's Board Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China, Postal Code: 100082
Tel: (8610)82298162/8154
Fax: (8610)82298158

(d) Each H Shareholder who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether being a Shareholder or not, to attend and vote on his/her/its behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his/her/its attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorisation, must be notarially certified.

(e) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f) Each A Shareholder who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether being a Shareholder or not, to attend and vote on his/her/its behalf at the AGM, and Notes (d) to (e) also apply to A Shareholders, except that the form of proxy or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g) If a proxy attends the AGM on behalf of a Shareholder, he/she should produce his/her ID card and the instrument signed by the proxy or his/her legal representative, and specifying the date of its issuance. If a corporate Shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal corporate Shareholder.

(h) Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i) All votings at the AGM will be conducted by a poll.

(j) The Board has recommended a final dividend of RMB0.036 per share (tax inclusive) for 2022 and, if such dividend is declared by the Shareholders upon passing the resolution No. 4, it is expected to be paid on or before 18 August 2023 to those Shareholders whose names appear on the register of members of the Company on Sunday, 2 July 2023.

Under relevant regulations of China Securities Depository and Clearing Corporation Limited Shanghai Branch and in line with the market practice regarding dividend distribution of A Shares, the Company will publish a separate announcement in respect of its final dividend distribution to holders of A Shares after the Company's AGM, which will set out the record date and ex-dividend date for final dividend distribution to holders of A Shares.

Timetable arrangements such as the record date, the ex-dividend date and the date of distribution of cash dividend for the investors of northbound trading will be the same as holders of A Shares of the Company. Timetable arrangements such as the record date, the ex-dividend date and the date of distribution of cash dividend for the investors of southbound trading will be the same as holders of H Shares of the Company.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company's H Share Register of Members will be closed from Tuesday, 27 June 2023 to Sunday, 2 July 2023 (both days inclusive). In order to be entitled to the final dividend, H Shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Monday, 26 June 2023 for registration.

In accordance with the Articles of Association, dividends payable to A Shareholders will be paid in RMB and dividends payable to H Shareholders will be paid in Hong Kong Dollar. The amount of the final dividend for 2022 in respect of each H Share of the Company payable in Hong Kong Dollars will be announced in the announcement of the poll results of the AGM of the Company on 20 June 2023.

According to the Law on Enterprise Income Tax of the People's Republic of China and its implementing rules and the Notice of the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H-share Holders Which Are Overseas Non-resident Enterprises issued by the State Administration of Taxation (Guo Shui Han [2008] No. 897) (《關於中國居民企業向境外H股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》(國稅函[2008]897號)), the Company is required to withhold enterprise income tax at the rate of 10% before distributing the final dividend to non-resident enterprise shareholders as appearing on the H Share Register of Members of the Company. The enterprise income tax shall be withheld for the dividends of any H shares under the names of non-individual shareholders (any H shares of the Company registered in the name of HKSCC Nominees Limited, other nominees and trustees, or other organizations and institutions, shall be deemed as shares held by non-resident enterprise shareholders).

Pursuant to the Notice on Issues Relating to Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348) (《關於國稅發[1993]045號文件廢止後有關個人所得稅徵管問題的通知》(國稅函[2011]348號)) published by the State Administration of Taxation, the Company shall withhold and pay the individual income tax for dividend payable to the individual H Shareholders. The individual H Shareholders are entitled to the relevant preferential tax treatment pursuant to the provisions in the tax agreements between the countries where they are residents and China or the tax arrangements between mainland China and Hong Kong (Macau). If the individual H Shareholders are Hong Kong or Macau residents or residents of the countries having an agreed dividend tax rate of 10% with China, the Company shall withhold and pay the individual income tax at a rate of 10%. Should the individual H Shareholders be residents of the countries having an agreed dividend tax rate of less than 10% with China, the Company would apply for entitlement of the relevant agreed preferential tax treatment on their behalf in accordance with the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Convention Treatment for Non-resident Taxpayers (Announcement of the State Administration of Taxation [2019] No. 35) (《關於發佈〈非居民納稅人享受協定待遇管理辦法〉的公告》(國家稅務總局公告2019年第35號)). Should the individual H Shareholders be residents of the countries having an agreed dividend tax rate exceeding 10% but lower than 20% with China, the Company shall withhold and pay the individual income tax at the actual agreed rate. In the case where the individual H Shareholders are residents of the countries having not entered into any tax agreement with China or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to "Notice about the tax policies related to the Shanghai-Hong Kong Stock Connect" (Caishui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2014]81號)) and the "Notice about the tax policies related to the Shenzhen-Hong Kong Stock Connect" (Caishui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2016]127號)), the Company will apply to China Securities Depository and Clearing Corporation Limited ("**CSDC**") for the dividends and bonuses received by individual investors from Mainland China investing in H shares of the Company on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, and CSDC will provide the Company with a register of individual investors from the Mainland and the Company will withhold personal income tax at a rate of 20%. Individual investors who have paid withholding tax abroad may apply for tax credits at the competent tax authorities in China with valid tax deduction certificates. For dividends and bonuses received by Mainland securities investment funds from investing in H shares of the Company on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, personal income tax shall be withheld in accordance with the aforementioned regulations. The Company does not withhold tax on dividends and bonuses from Mainland corporate investors and the tax payable shall be reported and paid by the Mainland enterprises themselves.

According to the current practice of the Inland Revenue Department of Hong Kong, dividends paid by the Company in Hong Kong are not subject to taxation.

The Company shall take the registered address (the "**Registered Address**") as recorded in the register of members of the Company on Sunday, 2 July 2023 to determine the residence of the individual H Shareholders, and accordingly withhold and pay the individual income tax. Should the residence of the individual H Shareholders be inconsistent with the Registered Address, the individual H Shareholders should notify the Company's H Share Registrar on or before 4:30 p.m. on Monday, 26 June 2023 and provide relevant supporting documents, and the correspondence details are as follows: Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (Tel: (852) 2862 8555). For the individual H Shareholders who have failed to provide relevant supporting documents to the Company's H Share Registrar within the time period stated above, the Company will determine their residence according to the Registered Address as recorded in the register of members on Sunday, 2 July 2023.

The Company assumes no responsibility and will not entertain any claims arising from any delay in, or inaccurate determination of, the identity of the Shareholders or any dispute over the arrangement of withholding and payment of tax.

* *For identification purpose only*